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                                               Filed by Chordiant Software, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                           Subject Company: Prime Response, Inc.
                                                   Commission File No. 333-54856


                            Chordiant Software, Inc.
                               Acquisition Close
                             Teleconference Script


1:30 p.m. PT / 4:30 p.m. ET
March 29, 2001

(Teleconference operator introduces call, welcomes participants and introduces Sam Spadafora.)

Sam Spadafora:

1) Good afternoon. Thank you for joining us for this special teleconference on the completion of Chordiant Software's acquisition of PrimeResponse. With me are Stephen Kelly, our president and chief operating officer, and Steve Vogel, our new senior vice president of finance and chief financial officer. As you know, we announced the close of the PrimeResponse acquisition on Tuesday of this week, following approval by the stockholders of both companies. Today, we'll discuss with you our integration plan, as well as our outlook for the combined company for the full year ending December 31, 2001. Then we'll open the floor for questions.

2) In the course of this teleconference, much of what we say will include forward-looking statements subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied in the forward-looking statements. These forward-looking statements are generally identified by words such as "believe," "anticipate," "plan," "expect," "will," "would," and other similar

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    expressions. The risks included in these forward-looking statements are detailed in the reports filed from time to time by Chordiant and Prime Response with the Securities and Exchange Commission. Please refer specifically to Chordiant's Annual Report on Form 10-K filed on March 27, 2001, the Chordiant and PrimeResponse joint proxy statement/prospectus filed on February 28, 2001, Chordiant's Amendment No. 1 to the Form S-4 filed on February 26, 2001 and the final prospectuses for PrimeResponse's and Chordiant's initial public offerings, filed on March 3, 2000 and February 15, 2000, respectively.

3) First, I'd like to briefly recap the strategic highlights of the acquisition. We believe that this combination strongly reinforces Chordiant's position as a CRM platform and solution leader serving the enterprise in financial services, communications and consumer markets worldwide. The acquisition of PrimeResponse focuses on three key areas of value and synergy: 1) e-marketing product offerings that enhance our enterprise CRM solution; 2) a complementary customer base of over 100 global companies and partners in our primary target markets; and 3) geographic coverage that includes 45 sales teams, 125 professional services people, and expanded operations serving Germany, southern Europe and Australia.

4) PrimeResponse strengthens our value proposition by enabling high-value interactions for customer acquisition, retention, relationship marketing, and offer optimization across multiple channels of communications. The integration of the PrimeResponse product line adds three e-marketing products: campaign management, multi-channel campaign delivery choices and outbound offer optimization. The combined solution complements Chordiant's Intelligent Customer Interaction Management, or ICIM, platform and existing e-service, e-

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    selling and e-fulfillment services. The stand-alone marketing products that established the PrimeResponse brand will continue as a Chordiant offering and provide us access to division-level e-marketing opportunities.

5) As a result of the combination, we have more than 100 Global 1000 customers, strategic partners and e-business integrators, as well as a network of relationships with major hardware and software developers. The combined customer base is a "who's who" of market leaders in financial services, communications and consumer goods and services:

    .    Allianz

    .    AXA France

    .    Barclays Mercantile

    .    British Sky Broadcasting

    .    British Telecom

    .    CIBC

    .    CSFBdirect

    .    CVS

    .    Deutsche Bank

    .    Direct Line Financial Services

    .    E*TRADE

    .    First USA Bank

    .    General Motors OnStar

    .    Halifax Card Services

    .    Lloyds TSB

    .    MetLife

    .    priceline.com

    .    Principal Financial

    .    FleetBoston Financial's Quick & Reilly

    .    The Royal Bank of Scotland

    .    Wachovia

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    .    1-800-Flowers

    And many more.

6) In summary, the integration of PrimeResponse enhances the Chordiant enterprise CRM offering, increases our customer base in global 1000 companies and expands our geographic footprint and market coverage. Bill Ford, a general partner of General Atlantic Partners and a former director of PrimeResponse, has joined our board, and we look forward to leveraging his experience and network of relationships for Chordiant's continued growth.

7) Now, I'd like to update you on our rapid progress in consolidating the Chordiant and PrimeResponse organizations and operations. Shortly after the acquisition announcement on January 8, Chordiant formed 12 integration teams to develop and implement a master plan. Each team delivered its own comprehensive component of this plan, with the result that most functional areas are now beginning operations on a consolidated basis.

8) Today, the combined company has a total of approximately 430 employees, and I'd like to highlight the key organizations. Worldwide product development is organized around three core product offerings--platform products, e-service applications and e-marketing applications. Development centers for these offerings are strategically located in the U.S. and Europe. Gary Daniels, formerly the head of product development at PrimeResponse, has been appointed senior vice president of the product development organization. Field operations are now focused on two major geographic areas--the Americas and International. Rob Mullen, previously senior vice president of worldwide sales at Chordiant, leads our combined field operations

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    for the Americas. Allen Swann, formerly president of PrimeResponse, heads
    International field operations, with a direct presence in the U.K., the Netherlands, France and Benelux, Germany, southern Europe, and Australia. At this time, we have a total of 45 sales teams--21 in the Americas and 24 in International. Stephen Kelly, our president and COO, is responsible for these organizations and our worldwide operating functions.

9) With the team now in place, all vice presidents and senior managers have 30- , 90- and 180-day deliverables to execute the combined company's integration plan. The integration process is well under way. For example, all employees are up on email, all business cards have been printed and all building signage has been updated worldwide.

10) As a result of the acquisition, we expect to take a non-recurring restructuring charge for the first quarter. In addition, we expect to take a non-recurring acquisition-related charge for the integration of the two companies. We plan to report first-quarter financial results for the combined company on or around May 3 and will detail the non-recurring charges at that time. For the purpose of this call, we will focus our outlook on expected results for the full year and will defer all questions regarding the first quarter until the May teleconference.

11) Let me remind you of the safe harbor statement that I read in my introduction. The forward-looking statements that I'm about to make are preliminary, based on the best information currently available, and subject to the closing of our books for the combined company and customary quarter-end accounting procedures, as well as all of the risk factors detailed in our SEC filings. We do not undertake an obligation to

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    update any forward-looking statements made today based on new business developments or other factors.

12) For full-year 2001, we expect total net revenues in the range of approximately $70-75 million for the combined company. Our outlook for achieving profitability remains unchanged: we expect both operating and cash break-even to occur in the first half of 2002. As we've stated previously, this outlook assumes the timely deployment of our products with customers and continued growth in bookings throughout North America and Europe. This outlook also assumes the management of costs and expenses in line with anticipated revenue growth.

13) That will conclude our prepared remarks, and now Stephen, Steve and I will take your questions. Operator?

(Teleconference operator delivers queuing instructions to participants, then calls on them for questions in order of queuing.)

Polled Q&A

(After all questions have been asked, operator turns program back to Sam.)

Sam Spadafora:

1) Again, thank you for joining us this afternoon. As mentioned earlier, we plan to report our actual results for the first quarter of 2001 on or around May 3. We look forward to updating you on the outlook for the second quarter and full year at that time. Thanks again, and good afternoon.

(Operator concludes call.)

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